Exhibit B.II – Information on appraisers

(as per Article 21 of CVM Instruction 481/09)

1. List the appraisers recommended by Management.

Apsis Consultoria e Avaliações Ltda., headquartered in the city of Rio de Janeiro, in the State of Rio de Janeiro,, at Rua do Passeio, No. 62, 6th floor, enrolled with the national taxpayer’s register (CNPJ/MF) under No. 08.681.365/0001-30 (“Apsis”).

2. Describe the qualification of appraisers recommended.

APSIS is an independent consulting company specialized in appraisals, with over 40 years in the market and more than 20 million appraisal reports issued.

APSIS is skilled to meet all national and international required standards, during all phases and operations that compose the businesses transactions. The appraisal reports prepared by APSIS meet the laws and regulations applicable to corporations, corporate restructuring, public offering of shares, as well as the accounting rules, among others.

3. Provide a copy of work proposals and appraisers’ compensation.
See proposal included in Exhibit B.II.3.

4. Describe any significant relationship during the past three (3) years between the appraisers recommended and the company’s related parties, as defined by the accounting standards referring to this issue.

Apsis and its professionals in charge of preparing the appraisal reports state that they have not maintained any significant relationship during the past 3 years with any of the Company’s related parties, as defined by the accounting standards referring to this issue.